Exhibit 1.7

TELEMAR NORTE LESTE S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 33.000.118/0001-79

Board of Trade (NIRE) No. 33300152580

Publicly-Held Company

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

CALL NOTICE

The Board of Directors of TELEMAR NORTE LESTE S.A. (the “Company”) calls the Shareholders to attend the Extraordinary General Shareholders’ Meeting, to be held on November 3, 2011, at 10:00 a.m., at the Company’s headquarters, located at Rua General Polidoro, No. 99, 5th floor, Botafogo, in the City of Rio de Janeiro, State of Rio de Janeiro, to decide on the selection of a new company, among the three specialized companies nominated by the Board of Directors, to prepare, pursuant to article 12 of the Bylaws and article 45 of Law No. 6,404/76, an economic valuation of the Company’s shares in order to determine the amount of the withdrawal rights of dissenting shareholders at the meeting to be convened to decide on the share exchange between the Company and Coari Participações S.A.

The new deliberation is necessary since, after the decision reached in the general shareholders’ meeting on September 14, 2011, the institution elected to prepare the valuation in question informed the Company that it would not be able to prepare a report that would meet all the requirements of Law No. 6,404/76 (Brazilian Corporate Law) for the purposes of withdrawal rights and within the scope of the proposal submitted to the general shareholders’ meeting on September 14, 2011, but only a valuation report presented to the Board of Directors.

GENERAL INSTRUCTIONS:

1.	The subject matter of the meeting will be decided by an absolute majority of votes, without calculating blank votes, each share having, independent of type or class, the right to one vote.

2.	Documentation related to the matters on the Agenda is available for examination by the Shareholders at the Company’s headquarters, on the Company’s Investor Relations website (www.oi.com.br/ri), as well as on the website of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (www.cvm.gov.br) in accordance with CVM Instruction No. 481/2009.

3.	Shareholders wishing to be represented by an attorney-in-fact must forward their respective proxies, conferring special powers, and, in the case of legal entities, a copy of the corporate acts and/or documents corroborating such proxy, in a sealed envelope, to the Company’s Corporate M&A Department, at Rua Humberto de Campos No. 425, 5th floor, Leblon, in the City of Rio de Janeiro, State of Rio de Janeiro, between 9:00 a.m. and 12:00 p.m. or between 2:00 p.m. and 6:00 p.m., on or prior to October 30, 2011. This measure is intended to expedite the process of registration of the shareholders present at the Meeting.

4.	Shareholders whose shares are registered with Stock Exchanges’ Fungible Custody of Registered Shares (Custódia Fungível de Ações Nominativas das Bolsas de Valores) and who wish to attend this Meeting must present a statement of share ownership, issued by their custodian, dated from October 30, 2011.

Rio de Janeiro, October 17, 2011.

José Mauro Mettrau Carneiro da Cunha

Chairman of the Board of Directors